SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 05/08 - 04/29/2008

COPEL’s electric Power market -1Q08

     In the first quarter of 2008, COPEL’s total billed power consumption for the captive market posted an increase of 6.4% year-on-year, totaling 4,844 GWh. The total market, including supplies to free customers and to distributors in the State of Paran, totaled 5,269 GWh.

     This is mainly due to the following factors:

     (i) growth in average income and higher credit availability and their effect on residential, commercial and industrial segments;
     (ii) good scenario in the harvest due to high prices of commodities, increasing farmers’ income;
     (iii) improvement in the industrial market resulting from the recovery in the harvest and from increased exports in some sectors; and
     (iv) creation of 52,000 formal jobs in the 1Q08 in the State of Paran. In the last 12 months, the number of jobs increased by 7% or 132,000 new jobs.

     The residential segment, which accounted for 27.8% of the captive market, grew 5.1% . Average consumption per residential customer was 164.1 kWh/month, 2.2% up over the same period last year. In March 2008, 2,733,727 residential clients were served (2.9% up on March 2007).

     Industrial consumption represented 33.1% of COPEL’s captive market, 8.9% up on the first quarter of 2007. The sectors that stood out were automotive vehicles, machines and equipments, petroleum refinery and alcohol production. In March 2008, 59,039 industrial costumers were billed, 2.5% up on March 2007.

     The commercial segment, which represented 20.7% of COPEL’s captive market, posted a 5.6% growth. This sector has benefitted from the increased income available and has expanded the number of units, including supermarkets and shopping malls. In March 2008, 288,031 costumers were billed (2.9% up on March 2007).

     Rural power consumption grew 6.7%, accounting for 8.9% of COPEL’s billed power market. Average rural power consumption went up 5.3% year-on-year, reaching 427.7 kWh/ month, due to the recovery in the harvest. In March 2008, 334,324 rural costumers were billed, 1.3% up on March 2007.

     Billed power consumption for free costumers served by COPEL decreased 13.1% due to the termination of contracts with some clients.

Consumption per Segment

			GWh
Segment	1Q2008	1Q2007	Ch. %
Residential	1,346	1,280	5.1
Industrial	1,603	1,472	8.9
Commercial	1,001	949	5.6
Rural	429	402	6.7
Other	465	452	2.7
Total Captive	4,844	4,555	6.4
Free Consumers Copel Gerao e Transmissão	304	350	(13.1)
Total Supplied	5,148	4,905	5.0
Supply to concessionaries in Paran	121	115	4.6
Total	5,269	5,020	5.0

Grid Market - TUSD

     COPEL Distribuio’s grid market (TUSD), comprising the captive market, supplies to concessionaires in the State of Paran state and all the free customers within the Company’s concession area, grew 7.7% in the first quarter of 2008.

			GWh
	1Q2008	1Q2007	Ch. %
Grid market (TUSD)	5,839	5,422	7.7

Curitiba, April 29, 2008

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 02, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.